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VIA EDGAR

Kim McManus

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:                           Tremont Mortgage Trust

Draft Registration Statement on Form S-11

Submitted June 6, 2017

CIK No. 0001708405

Dear Ms. McManus:

On behalf of Tremont Mortgage Trust (the “Trust”), we are responding to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in your letter dated June 29, 2017 in connection with the above captioned draft registration statement (the “Draft Registration Statement”). In connection with these responses, on behalf of the Trust, we are filing via EDGAR a complete copy of the Registration Statement on Form S-11 which amends the Draft Registration Statement (the “Registration Statement”). For the convenience of the Staff, we also sent to you a paper copy of this letter and clean and marked copies of the Registration Statement.

Your numbered comments with respect to the Draft Registration Statement are reproduced below in italicized text. The Trust’s responses thereto are set forth immediately following the reproduced comment to which they relate. All references to page numbers in the Trust’s responses are to the page numbers in the prospectus included as part of the Registration Statement (the “Prospectus”).  Capitalized terms used herein without definition have the meanings given in the Prospectus.

General

1.                          Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications

Response: At this time, the Trust has not presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act and the Trust has not authorized anyone to do so on its behalf. The Trust undertakes to provide supplementally to the Staff any such written communications that it determines to present, or authorizes a person to present on the Trust’s behalf, to potential investors in connection with the Offering in reliance on Section 5(d) of the Securities Act.

2.                          To the extent not already included, please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: The Trust has included in the Prospectus the graphics, maps, photographs or other artwork that it plans to use in the Prospectus. If the Trust later determines to include any other graphics, maps, photographs or artwork in the Prospectus, the Trust will submit copies of the additional items for the Staff’s review prior to including them in any preliminary prospectus distributed to prospective investors.

3.                          We note that you are a real estate finance company that focuses primarily on originating and investing in floating rate first mortgage loans and that your target investments also include subordinated mortgages, mezzanine loans and preferred equity interests. We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Response: The Trust supplementally confirms to the Staff that it intends to conduct its operations so that neither the Trust nor any subsidiary it may form is required to register as an investment company under the Investment Company Act.  All references in this response to sections and rules are to sections of and rules under the Investment Company Act unless otherwise noted.

Section 3(a)(1)(A) defines an “investment company” as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis. Excluded from the term “investment securities,” among other things, are U.S. Government securities and securities issued by majority owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company for private funds set forth in Section 3(c)(1) or Section 3(c)(7).

The Trust currently intends to rely on the exclusion from the definition of “investment company” set forth in Section 3(c)(5)(C), which is available for entities “primarily engaged” in the business of “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate” and that are not engaged in the business of issuing “redeemable securities”.

The Staff has interpreted Section 3(c)(5)(C) to generally require that at least 55% of the Trust’s assets consist of qualifying real estate assets and at least 80% of its assets consist of qualifying real estate assets and real estate related assets. The Trust currently expects to invest at least 55% of its assets in senior and subordinated whole mortgage loans fully secured by real estate over which the Trust has the unilateral right to foreclose (including transitional property bridge loans, whole CRE loans and subordinated mortgage loans), A-Notes that are promissory notes that are participations in first mortgage loans fully secured by one or more commercial properties that are senior to B-Notes, certain mezzanine loans the Staff has stated are qualifying real estate assets(1) and certain B-Notes the Staff has stated are qualifying real estate assets,(2)  and at least 80% of its assets in qualifying real estate assets and other types of mortgage-related instruments, preferred equity securities of special purpose entities that only own real estate, securities of REITs and other real estate related assets. The Trust expects to rely on Commission and Staff guidance, or on its analyses of such guidance, with respect to other types of assets to determine which assets are qualifying real estate assets and real estate related assets. Neither the Commission nor the Staff has published guidance with respect to the treatment of CMBS for purposes of Section 3(c)(5)(C). Unless the Commission or the Staff provide guidance with respect to CMBS, the Trust intends to treat CMBS as a real estate related asset.

The Trust has not issued and has no intention of issuing “redeemable securities”.  The term “redeemable security” is defined in Section 2(a)(32) to mean any security (other than short-term paper) that gives its holder the right to receive, upon tender to the

(1)  See Capital Trust, Inc., SEC No Action Letter (May 24, 2007).

(2)  See Capital Trust, Inc., SEC No Action Letter (February 3, 2009).

issuer or the issuer’s agent, the holder’s approximate share of the issuer’s current net assets or the cash equivalent.  The Staff has stated that it would not consider securities to be “redeemable securities” for purposes of Section 2(a)(32) if there are meaningful restrictions on the rights of a holder to redeem, including restrictions on the time for requesting redemptions, the obligation of the issuer to honor redemption requests, the time for remitting redemption proceeds, and the size of a redemption request.(3)

The Trust currently does not have any subsidiaries, though it may in the future conduct its business, in whole or in part, through wholly or majority owned subsidiaries.   If the Trust chooses to operate through subsidiaries, it anticipates that one or more of its subsidiaries would qualify for the exclusion from the definition of “investment company” found in Section 3(c)(5)(C). The securities issued to the Trust by these subsidiaries that are either wholly owned or majority owned would not be investment securities for the purposes of the Investment Company Act.  Accordingly, the Trust would treat the fair value of the securities of any such subsidiaries it retains as securities but not as investment securities for purposes of Section 3(a)(1)(C). To the extent the Trust seeks to fall outside the definition of “investment company” found in Section 3(a)(1)(C),  it would ensure that securities issued by any wholly owned or majority owned subsidiaries that it may form in the future that are excluded from the definition of “investment company” by on Section 3(c)(1) or 3(c)(7), together with any other investment securities it may own, will not have a value in excess of 40% of the value of the Trust’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis. In addition, the Trust believes that if it operates through one or more subsidiaries it will not be considered an investment company under Section 3(a)(1)(A), because it would be a holding company engaged primarily in the business of holding the securities of its non-investment company subsidiaries, which would be engaged in real estate and real estate related  businesses.  If the Trust forms one or more subsidiaries, it also may continue to rely on the exclusion provided by Section 3(c)(5)(C) if it continues to be available to it or to rely on the exclusion provided by Section 3(c)(6) if it is available to the Trust at such time.

The Trust has not and will not issue face amount securities of the installment type, so it will not be an investment company as defined in Section 3(a)(1)(B).

Skadden, Arps, Slate, Meagher & Flom LLP intends to deliver a legal opinion to the underwriters of the Offering at the closing of the Offering confirming that the Trust is not required to register as an investment company under the Investment Company Act.

(3)  See, generally, California Dentists’ Guild Real Estate Mortgage Fund II, SEC No-Action Letter (pub.  avail.  Jan.  4, 1990); and Breen Mortgage Fund I, SEC No-Action Letter (pub.  avail.  Jan.  20, 1988).

Prospectus Summary, page 1

4.                          We note the disclosure regarding RMR and Tremont Realty Capital’s performance on pages 1-3 and 9-10. Please revise to include any performance information for companies other than the issuer in the Business section or other applicable section and remove this information from the prospectus summary. In addition, please revise to balance any performance information included in the Business section, or elsewhere as appropriate, by including a description of any adverse business developments experienced by RMR, or any other affiliates of you, your sponsor, or Manager.

Response:  In response to the Staff’s comment, the Trust has revised the disclosure on pages 1–2 and 8–9 of the Prospectus and added a cross reference on page 75 of the Prospectus to the disclosure describing material adverse business developments. The Trust respectfully submits that the statements remaining on pages 1–2 and 8–9 that reference companies other than the Trust provide meaningful information to investors about the experience and capabilities of the Manager, its personnel and other resources available to the Manager with respect to the Trust’s intended primary business focus, namely originating and investing in first mortgage loans secured by middle market and transitional CRE.

Risk Factors, page 23

5.                          We note your disclosure on page 133 indicating that in some jurisdictions the possibility exists that shareholders of a trust entity like yours may be held liable for acts or obligations of the trust. Please tell us what consideration you gave to including risk factor disclosure regarding this risk or otherwise expanding the discussion on page 133 to provide additional context.

Response: In response to the Staff’s comment, after consultation with the Trust’s Maryland counsel, the Trust has deleted the disclosure on page 135 of the Prospectus relating to the possibility that shareholders of a trust entity like the Trust may be held liable for acts or obligations of the Trust.

Business

Our Manager and RMR, page 73

6.                          We note your reference to the volume of real estate financing transactions the Tremont business originated from founding through March 31, 2017. Since RMR LLC acquired the Tremont business in 2016, the relevance of the historical Tremont business volume is unclear. Please revise to remove this reference or clarify how it is meaningful to investors in Tremont Mortgage Trust.

Response:  The Trust respectfully submits that the volume of real estate financing transactions historically originated by the Tremont business is meaningful to investors in the Trust. As explained in the prospectus summary under “Investment Highlights—Primary Focus on Origination with Extensive Sourcing Capabilities” on page 9 and “Business—Investment Highlights—Primary Focus on Origination with Extensive Sourcing Capabilities” beginning on page 82, the Trust plans “to focus primarily on originating our investments, rather than acquiring loans or participating in loans originated by others.” The experience of the employees of the Manager in loan origination is meaningful to this focus of the Trust and therefore to investors in the Trust. The Trust advises that the historical Tremont business focused primarily on loan origination for its clients, rather than acquisition of or participation in loans originated by others.  The Trust also advises that almost all of the individuals involved in the historical Tremont business are now employees of the Manager.  Specifically, as part of RMR’s acquisition of the Tremont business in 2016, RMR hired 16 real estate professionals who had been employed in the Tremont business. These professionals include the three senior executives who were the principals of and managed the Tremont business. These three individuals are now the Trust’s executive officers and executive officers of the Trust’s Manager.  The Trust also advises that the Tremont real estate professionals hired by RMR also include loan originators located in six offices across the United States who originated more than 75% of the $4.6 billion of historical real estate financing transactions originated by the Tremont business for its clients since its founding through March 31, 2017, such proportion measured by both dollar amount of the financings and number of transactions.  The Trust respectfully submits that the statements about the volume of real estate financing transactions the Tremont business originated from founding through March 31, 2017 speak to the experience of our Manager’s personnel with respect to the intended primary focus of the Trust, namely loan origination. In addition, because the Trust has not yet identified any specific mortgage loans or other investments, the ability of the Trust to originate loans, and therefore the experience of the Manager’s personnel in loan origination, will be relevant to investors.

The Trust has revised the disclosure on pages 8, 72 and 82 of the Prospectus to clarify the relevance of the disclosure regarding the volume of real estate financing transactions originated by the Tremont business.

Target Investments, page 84

7.                          We note your disclosure that you intend to focus primarily on first mortgage loans and that your target investments also will include subordinated mortgages, mezzanine loans and preferred equity interests. To the extent known, please provide a percentage breakdown of your anticipated portfolio by investment type. Please also clarify the extent to which the company could invest exclusively in assets at the riskier end of the spectrum.

Response: In response to the Staff’s comment, the Trust has added the suggested disclosure to page 85 of the Prospectus.

Our Manager and Our Management Agreement

Our Management Agreement, page 103

8.                          Given the complexity of the base management fee calculation and the incentive compensation calculation, please consider including a hypothetical example of each fee in your prospectus.

Response: In response to the Staff’s comment, the Trust has added hypothetical examples of base management fee and incentive fee calculations beginning on page 106 of the Prospectus.

9.                          On page 100 you state that “the shared services costs of our Manager paid to RMR that we will reimburse to our Manager pursuant to our Management Agreement will include an allocation of RMR’s personnel shared by our Manager, with all such costs subject to approval by a majority of our Independent Trustees at least annually.” Disclosure on page 107 appears to indicate that this reimbursement provision would exclude employees of the Manager who provide services to the company. Please revise to ensure consistency and clarify whether you intend to reimburse your Manager for personnel costs.

Response: In response to the Staff’s comment, the Trust has revised the disclosure on pages 99 and 108 of the Prospectus.

10.                   We note your disclosure on page 107 that you expect to reimburse your Manager approximately $1.5 million for shared services costs during the first year of operations. Please revise your disclosure here, and elsewhere as applicable, to clarify whether you will reimburse your Manager for such expenses with proceeds from this offering.

Response: In response to the Staff’s comment, the Trust has added disclosure to pages 17, 43 and 109 of the Prospectus.

11.                   Please revise your disclosure to clarify whether you, your Manager, or RMR have adopted specific procedures governing the allocation of investment opportunities amongst you and the other investment programs affiliated with RMR and describe such procedures, as applicable. If the allocation of investment opportunities is purely at the discretion of your Manager and RMR, please describe more specifically how your Manager and RMR intend to allocate investment opportunities among these programs.

Response: In response to the Staff’s comment, the Trust has added disclosure to pages 109–110 and 121 of the Prospectus.

Prior Performance of Certain Real Estate Programs Managed by RMR LLC, page 109

12.                   Please revise your disclosure to include any material adverse business developments or conditions experienced by SIR, GOV, or any prior program sponsored by the Manager or RMR that would be material to investors in this offering. In addition, please cross-reference to the information concerning the adverse material developments in Table III of the prior performance tables.

Response: The Trust advises the Staff that it believes that it has disclosed all material adverse business developments or conditions experienced by prior programs sponsored by the Manager or RMR (including SIR and GOV) that would be material to investors in the Offering on pages 112–114 of the Prospectus. In response to the Staff’s comment requesting the addition of a cross-reference, the Trust has revised the disclosure on page 114 of the Prospectus to cross-reference Table III of the prior performance tables.

Certain Relationships and Related Person Transactions, page 119

13.                   We note your disclosure on page 135, indicating that if a Manager Related Person, who also serves as one of your Trustees or officers, acquires knowledge of a potential business opportunity, you renounce any potential interest or expectation in, or right to be offered or to participate in, such business opportunity. Please revise to specifically address this conflict of interest.

Response: In response to the Staff’s comment, the Trust has added disclosure to page 121 of the Prospectus.

Note 1. Organization, page F-4

14.                   We note your disclosure that the Trust’s Manager has agreed to pay all of its initial organizational costs and the costs of the Offering (including the underwriters’ discounts and commissions). Please revise to clarify if the Trust will be required to reimburse these costs to the Manager. If so, disclose the amount incurred and paid to date by the Manager on your behalf and how you will account for your organization and offering expenses in the financial statements.

Response: In response to the Staff’s comment, the Trust has added disclosure to Note 2 on page F-4 of the Prospectus.

Signatures

15.                   Please revise to have Mr. Lanois sign the registration statement in his capacity as both principal financial officer and principal accounting officer. Refer to Instruction 1 to the Signatures page on Form S-11.

Response: In response to the Staff’s comment, the Trust has revised the signature page to have Mr. Lanois sign the Registration Statement in his capacity as both principal financial officer and principal accounting officer.

* * * * * * *

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please call me at (617) 573-4859.

Very truly yours,

/s/ Margaret R. Cohen
Margaret R. Cohen

cc:                                Jennifer Monick, Assistant Chief Accountant

Jorge L. Bonilla, Staff Accountant

Kasey Robinson, Staff Attorney

United States Securities and Exchange Commission

David M. Blackman, Chief Executive Officer

Tremont Mortgage Trust